                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of October 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: October 27, 2006                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)

                                                                            CIB
                                                                          LISTED
                                                                           NYSE

                         UPDATING OF THE CODE OF ETHICS

MEDELLIN, COLOMBIA. OCTOBER 27, 2006.

The Board of Directors of Bancolombia updated the Code of Ethics, which establishes the principles and rules of conduct applicable to Bancolombia's employees, officers, directors and collaborators enabling them to maintain excellent relationships and a commitment with the growth and development of the institution and the country through the promotion of those principles, emphasizing Bancolombia's values. The corporate values included in the Code were updated and a chapter related to the internal controls and the prevention of improper conduct was added. The new chapter establishes the obligations of Bancolombia's collaborators to adopt a risk prevention position regarding the processes under their supervision and determines the responsibilities in the investigation of improper conducts and the applicable sanctions. Also, a phone line called "linea Etica" was made available for anonymous reporting of any evidence of improper conduct. In addition, some minor changes were made.

The full text of the Code of Ethics is available at Bancolombia's website at www.bancolombia.com.

Contacts
SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866